Dun Rite Games

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Developlemt Hardware & Software	21,029.31
Total Cost of Goods Sold	**$21,029.31**
GROSS PROFIT	**$ -21,029.31**
Expenses	
Accounting	370.00
Advertising & Marketing	3,924.93
Bank Charges & Fees	3,511.12
Car & Truck	703.46
Dues & Subscriptions	528.12
Education & Training	4,662.15
Fundraising Expense	7,931.26
Interest Paid	2,129.61
Legal & Professional Services	45,010.10
Meals & Entertainment	6,765.03
Non Deductable	26.60
Total Meals & Entertainment	**6,791.63**
Office Supplies & Software	8,598.01
Officer Wages	12,742.60
Payroll Tax	1,728.62
Reimbursable Expenses	0.00
Subcontractors	1,448.19
Taxes & Licenses	512.00
Telephone & Internet	7,479.06
Travel	19,236.46
Total Expenses	**$127,307.32**
NET OPERATING INCOME	**$ -148,336.63**
NET INCOME	**$ -148,336.63**